Exhibit 99.1

LOBO Announces Pricing of $2 Million Public Offering

Wuxi, China, March 23, 2026 (GLOBE NEWSWIRE) — LOBO TECHNOLOGIES LTD. (NASDAQ: LOBO) (“LOBO” or the “Company”), an innovative electric vehicles manufacturer and seller, today announced that it has priced a best-efforts public offering with gross proceeds to the Company expected to be approximately $2 million, before deducting placement agent fees and other estimated expenses payable by the Company, excluding the exercise of any warrant offered.

The offering is comprised of 3,921,567 units (each, a “Unit”), each consisting of (i) one Class A ordinary share of the Company, par value $0.001 per share (the “Class A Ordinary Shares”), (ii) one series A warrant to purchase one Class A Ordinary Share (each, a “Series A Warrant”) and (iii) one series B warrant to purchase one Class A Ordinary Share (each, a “Series B Warrant”). The public offering price per Unit is $0.51, or in lieu of Units, 3,921,567 pre-funded units (each a “Pre-Funded Unit”), each consisting of (i) one pre-funded warrant to purchase one Class A Ordinary Share (each, a “Pre-Funded Warrant”), (ii) one Series A Warrant, and (iii) one Series B Warrant. The public offering price per Pre-funded Unit is $0.509, which is equal to the public offering price per Unit to be sold in the offering, minus the $0.001 exercise price per Pre-Funded Warrant. Each of the Series A Warrants and the Series B Warrants will have an exercise price of $0.561 per Class A Ordinary Share and will be immediately exercisable upon issuance and expire on the two year anniversary of the issuance date. The Pre-Funded Warrants will be immediately exercisable and may be exercised at any time until exercised in full. For each Pre-Funded Unit sold in the offering, the number of Units in the offering will be decreased on a one-for-one basis. The Series B Warrants may also be exercised on a zero cash exercise option, pursuant to which the holder may exchange each warrant for five Class A ordinary shares that are issuable on a cash exercise of the Series B Warrants.

The offering is expected to close on or about March 25, 2026, subject to the satisfaction of customary closing conditions. The Company intends to use the net proceeds from the offering to fund its development programs, for working capital and other general corporate purposes.

ARC Group Securities LLC is acting as the sole placement agent for the offering. Sichenzia Ross Ference Carmel LLP is acting as U.S. counsel to ARC Group Securities LLC in connection with the offering.

The Units and Pre-funded Units and underlying securities are being offered by the Company pursuant to a registration statement on Form F-1 (File No. 333-292027) initially filed by the Company with the Securities and Exchange Commission (the “SEC”) on December 9, 2025, and declared effective by SEC on March 23, 2026. The offering is being made only by means of a written preliminary prospectus and final prospectus that will form a part of the registration statement. A final prospectus relating to the offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. Electronic copies of the final prospectus relating to this offering may be obtained, when available, by contacting Capital Markets at ARC Group Securities LLC at 398 S Mill Ave Suite 306, Tempe, AZ or by telephone at (928) 625-0928 or by email at capitalmarkets@arc-securities.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About LOBO TECHNOLOGIES LTD.

LOBO TECHNOLOGIES LTD. (NASDAQ: LOBO) is an electric mobility products manufacturer. It is a high-tech company specializing in manufacturing a wide range of eco-friendly electric vehicles and home-used robotic products. Its products include e-bicycles, electric motorcycles, e-tricycles, electric off-road four-wheeled shuttles such as golf carts and elderly scooters, solar-powered vehicles, as well as smart products. By leveraging cutting-edge technologies and sustainable practices, LOBO aims to promote eco-friendly transportation options that reduce carbon footprints and enhance energy efficiency.

For more information, please visit: www.loboebike.com.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of the federal securities laws. These statements are based on current expectations, estimates, and projections about the industry and management’s beliefs and assumptions. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “may” “will” and similar expressions are intended to identify such forward-looking statements. Actual results may differ materially from those expressed or implied. LOBO undertakes no obligation to update or revise any forward-looking statements except as required by law. You should read this press release with the understanding that our actual future results may be materially different from what we expect.

For more information, please contact:

LOBO TECHNOLOGIES LTD.

Zane Xu

IR Manager

Email: ir@loboai.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com